

Mail Stop 3628

November 18, 2008

**<u>Via Facsimile and U.S. Mail</u>**

Edward Ricchiuto, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

> **Re:     Allscripts-Misys Healthcare Solutions, Inc.**
> **Amendment No. 1 to Schedule TO-I**
> **Filed November 12, 2008**
> **Schedule TO-I**
> **Filed November 7, 2008**
> **File No. 005-60145**

Dear Mr. Ricchiuto:

We have limited our review of the filings to those issues we have addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Notice of Change of Control and Offer to Purchase</u>

<u>Summary Term Sheet, page 1</u>

<u>Does the Company have the financial resources to make payment, page 2</u>

1.  Please file the credit facility as an exhibit to the schedule. Refer to Item 1016(b) of Regulation M-A.

When does the Change of Control expire, page 2

2. We note that you do not expect to extend the expiration date unless required to do so by U.S. federal securities laws.  Please further describe how the offer could be extended.  Refer to Item 1004(a)(1)(v) of Regulation M-A.

What are the conditions to the purchase by the Company of the Debentures, page 2

3. Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied.  We note that one condition of the offer is "that the Change of Control Offer must comply with applicable law." This condition is so broadly drafted that the scope is difficult to determine.  Please revise so that security holders can understand what events or non-events would "trigger" the condition, allowing you to abandon the offer.

Closing Comments

As appropriate, please amend your filings in response to these comments.  You may wish to provide us with marked copies of the amended filings to expedite our review.  Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions